  LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

October 18, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:              LJM Energy Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 23, 2010
File No. 333-169014

Dear Mr. Brown:

On behalf of LJM Energy Corp., a Nevada corporation (the “Company”), and in response to your letter dated October 13, 2010, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on September 23, 2010, the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 2”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1. We note your response to our prior comment number 2 from our letter dated August 23, 2010. Please include the disclosure from your response in your filing. Further, please include, if true, a statement in the registration statement that states that you are not a shell or blank check company.

Response: The Company has revised its disclosure to include the disclosure from the Company’s previous response and indicate that it is not a blank check company. The Company may be considered a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934, because the Company has limited operations and assets.  Therefore, the Company has revised its disclosure that it may be considered a shell company.  However, if the Company is able to raise significant capital in this offering, then the Company does not believe it will be considered as a shell company.

2. We note your response to our prior comment 4 from our letter dated August 23, 2010 and your statement regarding “historical records of area near the Magnolia Prospect and active production on all sides of the Magnolia Prospect.” Please clarify whether the activities referenced were or are currently being conducted in areas contiguous to the company’s property.

Response: The Company has revised its disclosure to indicate that the activities referenced are currently being conducted in the areas contiguous to the Company’s property.

Prospectus Summary, page 4

3. We note your response to our prior comment numbers 6 and 19 from our letter dated August 23, 2010. Please expand your discussion to clearly explain what is meant by a “three percent undivided working interest” in the Magnolia prospect including the actual amount of the 78% net revenue interest to which you are entitled because of your three percent interest. Disclose your obligations under your agreement for any wells other than the test well, including the oil and gas leases in the Magnolia Prospect held by Mid-OK in the area of mutual interest.

Response: The Company has revised its disclosure to indicate that the Company (i) is entitled to a three percent working interest in the Magnolia prospect, which includes three percent of Mid-OK’s 78% net revenue interest and (ii) has no obligations under its participation agreement for any wells other than the test well.

Use of Proceeds, page 11

4. We note your response to our prior comment numbers 7 and 8 from our letter dated August 23, 2010. We note that not all of the proceeds have been accounted for in the event you are able to sell five million shares. Please revise to account for the $200,000 omitted from the table.

Response: The Company has revised its disclosure to account for the $200,000 omitted from the table.

Directors, Executive Officers, Promoters and Control Persons, page 14

5. We note that United Petroleum Corp., CIK No. 82925, recently had the registration of a class of its securities revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934 on June 7, 2010. We also note that United Petroleum Corp. filed bankruptcy on October 30, 2001 in the U.S. Bankruptcy Court for the District of Delaware. Please address whether the United Petroleum Corp., of which Mr. Felix is an officer and director, is the same company. In the event the company is the same, please include disclosure addressing the prior history of the company, including the disclosure pursuant to Item 401 (f) of regulation S-K.

Response:   The United Petroleum Corp. that Mr. Felix is an officer and director of is not the same and is not affiliated with the United Petroleum Corp. ,CIK No. 82925, that the Commission references. The United Petroleum Corp. that the Company references is also not the same entity and is not affiliated with the United Petroleum Corp. that filed for bankruptcy on October 30, 2001 in the U.S. Bankruptcy Court for the District of Delaware.  As a result of your comment letter, Mr. Felix’s company filed a Certificate of Amendment to its Articles of Incorporation with the Secretary of State of Nevada to change its name to United American Petroleum Corp. and hopefully avoid any further confusion.  The Company has therefore revised its disclosure to indicate that Mr. Felix is an officer and director of United American Petroleum Corp.

Executive Compensation, page 19

6. We note your response to our prior comment number 25 from our letter dated August 23, 2010. Please explain why the shares awarded to Mr. Felix were included in the All Other Compensation column and not the Stock Awards column of the Summary Compensation Table.

Response:   The Company has revised its disclosure to indicate the shares awarded to Mr. Felix under the Stock Awards column of the Summary Compensation Table.

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated October 13, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

LJM Energy Corp.

/s/ Joel Felix
Joel Felix
Chief Executive Officer